 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Pichler, Joseph A. (Last) (First) (Middle) 1014 Vine Street (Street) Cincinnati, OH 45202 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol The Kroger Co. KR 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 02/01/2003 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Chairman of the Board and Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5) Amount / A/D / Price	5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock				/ / $	1,114,928.967	D
Common Stock				/ / $	29,185.000	I	By Spouse
Common Stock				/ / $	3,240.000	I	By Children

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5) A or D	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title / Amount or Number of Shares	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Non-Qualified Stock Option	$4.7200					/ 04/21/2003	Common Stock / 65,000.000		$65,000.000	D
Non-Qualified Stock Option	$5.8450					/ 05/18/2004	Common Stock / 108,000.000		$108,000.000	D
Non-Qualified Stock Option	$6.3750					/ 04/19/2005	Common Stock / 120,000.000		$120,000.000	D
Non-Qualified Stock Option	$10.3750					/ 04/17/2006	Common Stock / 120,000.000		$120,000.000	D
Non-Qualified Stock Option	$13.4375					/ 05/14/2007	Common Stock / 45,000.000		$45,000.000	D
Non-Qualified Performance Stock Option	$13.4375					/ 05/14/2007	Common Stock / 45,000.000		$45,000.000	D
Non-Qualified Stock Option	$22.2344					/ 04/15/2008	Common Stock / 50,000.000		$50,000.000	D
Non-Qualified Stock Option	$22.2344					/ 04/15/2008	Common Stock / 50,000.000		$50,000.000	D
Non-Qualified Stock Option	$27.1719					/ 05/26/2009	Common Stock / 100,000.000		$100,000.000	D
Non-Qualified Performance Stock Option	$27.1719					/ 05/26/2009	Common Stock / 100,000.000		$100,000.000	D
Non-Qualified Stock Option	$16.5938					/ 02/10/2010	Common Stock / 300,000.000		$300,000.000	D
Non-Qualified Performance Stock Option	$16.5938					/ 02/10/2010	Common Stock / 60,000.000		$60,000.000	D
Non-Qualified Stock Option	$24.4300					/ 05/09/2011	Common Stock / 100,000.000		$100,000.000	D
Non-Qualified Performance Stock Option	$24.4300					/ 05/09/2011	Common Stock / 100,000.000		$100,000.000	D
Non-Qualified Stock Option	$22.9950					/ 05/09/2012	Common Stock / 200,000.000		$200,000.000	D
Non-Qualified Performance Stock Option	$22.9950					/ 05/09/2012	Common Stock / 100,000.000		$100,000.000	D
Non-Qualified Stock Option	$14.9250					/ 12/12/2012	Common Stock / 300,000.000		$300,000.000	D
Explanation of Responses:

- The total amount of securities directly owned by the reporting person includes shares in the Company's employee benefit plans which are deemed to be "tax-conditioned plans" pursuant to Rule 16b-3, to the extent disclosed on reports received from plan trustees.

By:	Date:
/s/	02/24/2003
Joseph A. Pichler
** Signature of Reporting Person	SEC 2270 (09-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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